Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Loss from continuing operations before income taxes	$(106,919)	$(138,382)	$(161,161)	$(117,112)	$(80,280)
Loss from equity method investments	22,391	22,389	23,037	8,237	1,824
Fixed charges	13,545	14,160	16,535	7,136	978
Capitalized interest, net of amortization	—	—	(620)	(1,055)	(273)
Total losses	$(70,983)	$(101,833)	$(122,209)	$(102,794)	$(77,751)
Fixed charges:
Interest expense before amortization	$10,985	$11,606	$9,505	$5,607	$417
Amortization of debt discount and loan fees	2,560	2,554	2,206	1,529	144
Total fixed charges	$13,545	$14,160	$11,711	$7,136	$561
Ratio of Earnings to Fixed Charges	—	—	—	—	—
Deficiency of Earnings Available to Cover Fixed Charges	$(84,528)	$(115,993)	$(138,744)	$(109,930)	$(78,729)